UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

FEDERATED PREMIER MUNICIPAL INCOME FUND
(Name of Issuer)

VARIABLE RATE MUNICIPAL TERM PREFERRED SHARES
(Title of Class of Securities)

31423P504
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 31423P504

1	NAMES OF REPORTING PERSONS
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,772

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

SCHEDULE 13D
CUSIP No. 31423P504

1	NAMES OF REPORTING PERSONS
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,772

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No. 31423P504

1	NAMES OF REPORTING PERSONS
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 4 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 1, 2011 and filed with the SEC on January 11, 2011 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated January 5, 2012 and filed with the SEC on January 13, 2012 ("Amendment No. 1"), as further amended by Amendment No. 2 dated November 17, 2017 and filed with the SEC on November 21, 2017  ("Amendment No. 2"), as further amended by Amendment No. 3 dated October 18, 2019 and filed with the SEC on October 22, 2019 ("Amendment No. 3") for Bank of America Corporation ("BAC"), Blue Ridge Investments, L.L.C. ("Blue Ridge") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable rate municipal term preferred shares ("VMTP Shares") of Federated Premier Municipal Income Fund (the "Issuer").

This Amendment is being filed in relation to the redemption by the Issuer of 500 VMTP Shares (CUSIP 31423P504) on June 3, 2022. As a result of the redemption, Blue Ridge no longer holds any VMTP Shares of the Issuer.

Item 2	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by:

(i) deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment; and

(ii) deleting the paragraphs related to the names and addresses of the Reporting Persons and replacing such paragraphs with the following:

"This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i.	Bank of America Corporation ("BAC");

iii.	Banc of America Preferred Funding Corporation ("BAPFC"); and

This Statement relates to the VMTP Shares that were redeemed for the account of BAPFC and Blue Ridge.

The address of the principal business office of BAC is:

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:

214 North Tryon Street

Charlotte, North Carolina 28255"

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

"The VMTP Shares of the Issuer held by Blue Ridge were redeemed by the Issuer as of June 3, 2022 (the "Redemption"), and as a result of such Redemption, Blue Ridge no longer holds any VMTP Shares of the Issuer."

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

"As a result of the Redemption, Blue Ridge no longer owns any VMTP Shares of the Issuer."

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2023

BANK OF AMERICA CORPORATION

	By:	/s/ Michael Jentis
	Name:	Michael Jentis
	Title:	Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

	By:	/s/ Michael Jentis
	Name:	Michael Jentis
	Title:	Authorized Signatory

BLUE RIDGE INVESTMENTS, L.L.C.

	By:	/s/ Michael Jentis
	Name:	Michael Jentis
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation

Brian T. Moynihan	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Bank of America Corporation

Paul M. Donofrio	Vice Chair	Vice Chair of Bank of America Corporation

Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms	Vice Chair, Head of Global Strategy & Enterprise Platforms of Bank of America Corporation

Catherine P. Bessant	Vice Chair, Global Strategy	Vice Chair, Global Strategy of Bank of America Corporation

Bruce R. Thompson	Vice Chair, Head of Enterprise Credit	Vice Chair, Head of Enterprise Credit of Bank of America Corporation

Dean C. Athanasia	President, Regional Banking	President, Regional Banking of Bank of America Corporation

James P. DeMare	President, Global Markets	President, Global Markets of Bank of America Corporation

Kathleen A. Knox	President, The Private Bank	President, The Private Bank of Bank of America Corporation

Matthew M. Koder	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation

Bernard A. Mensah	President, International; CEO, Merrill Lynch International	President, International of Bank of America Corporation and CEO, Merrill Lynch International

Lindsay DeNardo Hans	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation

Eric Schimpf	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation

Aditya Bhasin	Chief Technology and Information Officer	Chief Technology and Information Officer of Bank of America Corporation

D. Steve Boland	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation

Alastair Borthwick	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation

Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Thomas M. Scrivener	Chief Operations Executive	Chief Operations Executive of Bank of America Corporation

Lauren A. Mogensen	Global General Counsel	Global General Counsel of Bank of America Corporation

Lionel L. Nowell, III	Lead Independent Director	Lead Independent Director, Bank of America Corporation; Former Senior Vice President and Treasurer, PepsiCo, Inc.

Sharon L. Allen	Director	Former Chairman of Deloitte LLP

Jose E. Almeida	Director	Chairman, President and Chief Executive Officer of Baxter International Inc.

Frank P. Bramble, Sr.	Director	Former Executive Vice Chairman, MBNA Corporation

Pierre J.P. de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG

Arnold W. Donald	Director	Former President and Chief Executive Officer, Carnival Corporation & Carnival plc

Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.

Monica C. Lozano	Director	Chief Executive Officer, College Futures Foundation and Former Chairman, US Hispanic Media Inc.; Lead Independent Director, Target Corporation

1 Mr. de Weck is a citizen of Switzerland.

Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.

Clayton S. Rose	Director	President of Bowdoin College

Michael D. White	Director	Lead Director of Kimberly-Clark Corporation; Former Chairman, President, and Chief Executive Officer of DIRECTV

Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited

Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

2 Mr. Woods is a citizen of Canada.

 The following sets forth the name and present principal occupation of each executive officer and director of Blue Ridge Investments, L.L.C.  The business address of each of the executive officers and directors of Blue Ridge Investments, L.L.C. is One Bryant Park, New York, NY 10036.

Name	Position with Blue Ridge Investments, L.L.C.	Principal Occupation

Lisle C. Brathwaite	Managing Director	Managing Director, Compliance and Operational Risk Executive of BofA Securities, Inc.

George C. Carp	Managing Director	Managing Director, Capital Markets Finance Executive of BofA Securities Europe SA

Steve Chaiken	Managing Director	Associate General Counsel & Managing Director of Bank of America, National Association

Elizabeth Chen	Manager & Senior Vice President	Senior Vice President, Business Executive-Operations of Countrywide Home Loans, Inc.

Edward H. Curland	Manager, Chief Executive Officer, Managing Director & President	Managing Director, Lead Trading Sector-Desk Manager of BofA Securities, Inc.

James J. Fabian	Senior Vice President	Senior Vice President, Senior Tax Advisor of Bank of America, National Association

Jason R. Hickey	Manager and Managing Director	Managing Director, Global Markets Risk Executive of Bank of America, National Association

Walter R. Louis	Managing Director	Managing Director, Senior Asset Liability Manager of Bank of America, National Association

Edward W. McLaren	Managing Director	Managing Director, Compliance and Operational Risk Executive of BofA Securities, Inc.

James E. Michaels	Manager	Managing Director, Corporate Investment Senior Portfolio Manager of Bank of America, National Association

Mary Ann Olson	Manager, Chief Financial Officer, Senior Vice President, and Controller	Senior Vice President, Senior Legal Entity Controller of Bank of America, National Association

Portia J. Poindexter	Managing Director	Associate General Counsel & Managing Director of Bank of America, National Association

Maria Russo	Managing Director	Managing Director, Global Product Tax Risk Executive of Bank of America, National Association

Manami Ishii	Treasurer	Director, Bank Funding Manager of Bank of America, National Association

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation

John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of BofA Securities, Inc. and Bank of America, National Association

Edward H. Curland	Director and Managing Director	Managing Director, Municipal Markets Executive for Trading of BofA Securities, Inc. and Bank of America, National Association

James Duffy	Managing Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association

Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of BofA Securities, Inc. and Bank of America, National Association

Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of BofA Securities, Inc. and Bank of America, National Association

Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of BofA Securities, Inc. and Bank of America, National Association

John B. Sprung	Director	Corporate Director

David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of BofA Securities, Inc. and Bank of America, National Association

SCHEDULE II

LITIGATION SCHEDULE

Bank of America Corporation and certain of its affiliates, including BofA Securities, Inc. ("BofA Securities," successor in interest to Merrill Lynch, Pierce, Fenner & Smith Incorporated) and Bank of America, N.A., have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violations of federal or state securities laws.  Such proceedings are reported and summarized in the BofA Securities Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.